Filed by TOTVS S.A. pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Linx S.A. Filers Commission File Number: [●] Subject Companys Commission File Number: 001-38954 Date: August 14, 2020

Filed by TOTVS S.A. pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Linx S.A.
Filer's Commission File Number: [•]
Subject Company's Commission File Number: 001-38954
Date: August 14, 2020

Merits of a Potential Combination Between TOTVS and Linx

TOTVS

August 14th, 2020

TOTVS + LINX: MERITS OF A POTENTIAL BUSINESS COMBINATION

A WINNING ALLIANCE OF ECOSYSTEMS WITH ROBUST VALUE CREATION FOR ALL STAKEHOLDERS

1. **A Leading Player** in the Attractive LatAm SaaS Industry
2. Creating a **Platform** with **Complementary** Capabilities
3. Unlocking Substantial **Growth Opportunities**
4. Significant Value Creation **Synergies**
5. Improving **Stock Liquidity**
6. Solid **Financial Performance**

TOTVS + linx

Clear strategic fit allowing for strong value creation for all shareholders, clients and employees

LEADING PLAYER IN THE ATTRACTIVE LATAM SAAS INDUSTRY

THE COMBINED COMPANY WOULD BE THE LARGEST SAAS LISTED ENTITY IN LATAM, WITH NET REVENUES OF R$3.2 BN

TOTVS + Linx | Net Revenue – 2Q20 LTM (R$ mm)


TOTVS Linx
3,224
TOTVS
2,383
Linx
841
locaweb
429
sinqia
212

Differentiated Position in Attractive Market

- Strong and favorable tailwinds
- Fast-growing adoption of cloud software
- LatAm SaaS-related market[1] expected to grow +22% over the next 3 years

Software Applications Market[1,2] in Brazil | R$ bn


CAGR (15-19) = 10.0%
7.7
8.0
8.3
9.8
11.3
2015
2016
2017
2018
2019

Sources: Companies, Capital IQ and IDC
Notes:
1. IDC Semiannual Software Tracker as of July 2020
2. Considers the average BRL/USD exchange rate for each year

COMPLETE AND INDEPENDENT PLATFORM WITH COMPLEMENTARY CAPABILITIES

STRENGTHENING OUR 3-DIMENSION ECOSYSTEM: CORE (ERP, HR AND VERTICALS), TECHFIN (CREDIT, SERVICES AND PAYMENTS) AND BUSINESS PERFORMANCE (SALES AND MARKETING)

TOTVS	TOTVS + linx	linx
CORE *ERP / HR / Verticals*	**Highly complementary verticalized approach while leveraging penetration and data to expand cross-selling opportunities**	**CORE** *POS / ERP*
TECHFIN *B2B Credit / Payments*	**Complete TechFin platform and broad capillarity in retail payments, with opportunity to penetrate across a wide variety of verticals**	**PAY HUB** *TEF / QR Code / Subacquirer*
PERFORMANCE *Sales Lead / Marketing*	**Robust digitization offering with proprietary solutions for e-commerce, OMS and digital services, accelerating TOTVS investments roadmap and execution**	**DIGITAL** *E-commerce / Omnichannel / Impulse*

ADDING SUBSTANTIAL CROSS-SELLING OPPORTUNITIES, ENHANCING THE VALUE PROPOSITION TO CLIENTS AND EXPANDING OUR ADDRESSABLE MARKET

CORE: COMPLETE OFFERING WITH STRONG VERTICAL COMPLEMENTARITY

ROBUST CLIENT BASE, MULTIPLE SOLUTIONS PORTFOLIO AND HIGH CLIENT STICKINESS AS IMPORTANT PILLARS TO ACCELERATE GROWTH ON NEW VERTICALS AND PRODUCTS (TECHFIN, DIGITAL AND OTHERS)

TOTVS + Linx: Complete Offering

Products / Industries[1]	Manufacturing	Services	Financial Services	Agro	...	Retail
ERP	●	●	●	●		●
HR	●	●	●	●		●
CRM	●	●	●	●		●
AI / Analytics	●	●	●	●		●

Retail Niches[1]

	TOTVS	Linx
Gas Stations		●
Fashion		●
Drugstores		●
Wholesalers	●	
Fast Food		●
Supermarkets	●	
Electronics	●	
Home Centers		●
Car Dealerships		●

A WIN-WIN SITUATION BENEFITING FROM A LARGER DIVERSIFICATION OF OPERATING SEGMENTS, GREATER RESILIENCE AND A LARGE ROOM FOR CROSS SELLING OPPORTUNITIES

Sources: Companies
Note:
1. Not exhaustive

CORE: LINX PORTFOLIO WOULD BENEFIT FROM A SOLID SALES NETWORK

LARGE ROOM TO EXPAND LINX SOLUTIONS FOOTPRINT


TOTVS
DISTRIBUTION NETWORK

BRANCHES & FRANCHISES

IN-HOUSE SALESFORCE

PARTNERSHIPS

linx

- POS SOFTWARE
- ERP
- BI
- TEF
- MOBILITY
- E-RECEIPT
- CONNECTIVITY

Sources: Companies

TECHFIN: CREATING A ROBUST, DISRUPTIVE AND INDEPENDENT PLATFORM

THE NEW COMPANY WOULD COMBINE THE BEST OF LINX'S PAYMENTS SOLUTIONS AND TOTVS'S CREDIT B2B PLATFORM

TOTVS — CREDIT-FOCUSED

ROBUST TECHFIN PLATFORM AIMED AT PROVIDING CREDIT AND FINANCING SOLUTIONS

CORE SOLUTIONS

- B2B Credit / Receivables Financing
- Payroll Loans
- Third-Party Payments Integration

CREDIT ECOSYSTEM

- **Supplier**
  TechFin platform focused on SMEs
- **"TOTVS Antecipa"**
  B2B credit offering to client base
- **R$1bn FIDC[1]**
  Structured approach to push forward lending efforts
- **Partnerships for Payroll Loans**
  Revenue share model with Creditas and Banco BV

+

Linx — PAYMENTS-FOCUSED

DEDICATED HUB TO DRIVE PAYMENTS INNOVATION IN RETAIL

CORE SOLUTIONS

- TEF / Gateway
- Sub-merchant Acquirer
- Smart POS
- Digital Commerce

PAYMENTS ECOSYSTEM

- **PinPag**
  Payment splitting solution
- **Linx Pay Hub**
  Entire unit dedicated to develop the payments business
- **QR Code Partnerships**
  Partners include MercadoPago, PicPay and Conductor
- **Shopbit**
  SMEs solution fully integrated to Linx Pay Hub products

=

COMBINED — FULL-SERVICE PLATFORM

1. **COMPLEMENTARY OFFERING**
   Benefiting from a robust TechFin platform and broad capillary in Retail payments
2. **DIVERSIFIED CLIENT BASE**
   Opportunity to penetrate across a wide variety of verticals
3. **INDEPENDENT AND DISRUPTIVE PLAYER**
   Agnostic API-based platform with scale to further invest in innovation

Source: Companies
Note:
1. *Fundo de Investimento em Direitos Creditórios* (securitization fund)

BUSINESS PERFORMANCE: ACCELERATING OUR DIGITAL STRATEGY

A MORE COMPLETE DIGITAL OFFERING AT GREATER SCALE AS WE EXPAND OUR ECOSYSTEM



TOTVS
linx
E-COMMERCE
OMNICHANNEL
CRM
Marketing Solutions
Digital Services
Stand-alone roadmap
TOTVS

- END-TO-END SOLUTIONS
- EXPANSION OF TOTVS' DYGITAL ECOSYSTEM
- CROSS-SELL OPPORTUNITIES
- GREATER CLIENT RELEVANCE
- FASTER GROWTH PROSPECTS

UNLOCKING SUBSTANTIAL GROWTH OPPORTUNITIES

THE COMBINED COMPANY WOULD BE BETTER POSITIONED TO EXPLORE VALUABLE GROWTH ALTERNATIVES

	KEY ENABLERS	VALUE DRIVERS
ACCELERATION OF TECHFIN & PAYMENTS STRATEGY	▪ Expand TechFin offering ▪ Activate vast existing client base ▪ Increase client Share of Wallet	↑ Loan Portfolio ↑ TPV
PUSHING FORWARD DIGITAL TRANSFORMATION	▪ End-to-end omnichannel capabilities ▪ Complementary product portfolio ▪ Digital Analytics / Big Data	↑ Recurring Revenue ↑ Penetration
CONSOLIDATED FOOTPRINT IN CORE SOFTWARE	▪ Leverage existing R&D structure ▪ Consistent platform reliability	↓ SG&A Costs ↓ Churn Rate

PROVEN TRACK RECORD OF INTEGRATING NEWLY ACQUIRED SOFTWARE COMPANIES

TOTVS HAS A STRONG EXPERIENCE OF SUCCESSFULLY INTEGRATING SOFTWARE COMPANIES INTO ITS SERVICE PORTFOLIO

SUCCESSFUL SOFTWARE ACQUISITIONS IN THE PAST 15 YEARS

	LOGOCENTER	RM SISTEMAS	DATASUL	Supplier, consinco, wealthsystems
	2005[2]	2006	2008	2019 – 2020[3]
Share Price Performance (post-deal announcement[1])	+47%	+52%	+45%	+44%

KEY LEVERS IN TOTVS'S INTEGRATION MODEL

- INCREASE CROSS-SELL
- QUICKLY INTEGRATE PRODUCT OFFERING
- DRIVE COST SYNERGIES
- REDUCE CHURN RATE

EXPERTISE IN CREATING VALUE FROM ACQUISITIONS BY QUICKLY INTEGRATING PRODUCT OFFERINGS

Source: Company and Capital IQ

Notes:

1. 360 days following the transaction announcement
2. Considers share price performance 360 days after TOTVS' IPO in March, 2006
3. Considers share price performance from the announcement of Supplier acquisition to August 13th, 2020
4. Considers the following announcement dates: Logocenter (March 9th, 2006 @ IPO), RM Sistemas (April 12th, 2006), Datasul (July 22nd, 2008) and Supplier (October 28th, 2020)

COMBINATION BRINGS SIMILAR CULTURES TOGETHER

TOTVS AND LINX SHARE A SIMILAR HISTORY AND THEIR BUSINESS STRATEGIES ARE BOTH BASED ON SIMILAR VALUES

TOTVS

- 80's
  - Company is founded
- 90's
  - Private Equity investment
- 2000's
  - The TOTVS's brand is created
  - First relevant acquisition
  - Advent divestment
  - IPO
- 2010's
  - Accelerated growth with focus on complementary acquisitions

Linx

- 80's
  - Company is founded
- 2000's
  - The Linx brand is created
  - First relevant acquisition
- 2010's
  - Private Equity investment
  - IPO
  - Accelerated growth with focus on complementary acquisitions

	TOTVS	Linx
Core Business	Software	
Brazilian-Based Operations	✓	✓
Team Built Through Acquisitions	✓	✓
Solutions Based on Multiple Technologies	✓	✓
Long-term relationship with Clientes	✓	✓

Sources: Companies

STRONG VALUE-CREATING SYNERGIES TO ALL STAKEHOLDERS

WE BELIEVE THAT THE COMBINED COMPANY WOULD ENJOY SUBSTANTIAL VALUE CREATION THROUGH SIGNIFICANT SYNERGIES

- G&A SYNERGIES
- SELLING & MARKETING
- DATA ANALYTICS BASED ON AI / BIG DATA
- CROSS-SELL OPPORTUNITIES
- INFRASTRUCTURE SHARING, PURCHASING EFFICIENCY & TALENT RETENTION

SOLID PRO FORMA FINANCIAL PERFORMANCE

THE COMBINED COMPANY WOULD HAVE A SOLID PRO FORMA OPERATIONAL PERFORMANCE AND STRONG PROFITABILITY

Gross Revenue | R$ mm

RECURRING REVENUE (%)

2019	2Q20 LTM
77.9%	79.1%


3,498
905
2,593
3,670
967
2,703
2019
2Q20 LTM
TOTVS
Linx

Gross Profit & Gross Margin | R$ mm, %

GROSS MARGIN (%)

2019	2Q20 LTM
66.9%	67.7%


2,054
516
1,538
2,182
555
1,626
2019
2Q20 LTM
TOTVS
Linx

EBITDA & EBITDA Margin | R$ mm, %

EBITDA MARGIN (%)

2019	2Q20 LTM
21.9%	21.3%


673
201
472
687
182
505
2019
2Q20 LTM
TOTVS
Linx

Sources: Companies
Note:
1. Considers reported values for both companies

TRANSACTION STRUCTURE: ROOM FOR ADDITIONAL APPRECIATION

THE SHARE COMPONENT OF OUR PROPOSAL ALLOWS LINX'S SHAREHOLDERS TO BENEFIT FROM STRONG SYNERGIES VALUE CREATION AND POTENTIAL SHARE APPRECIATION

TOTVS + Linx | Key Transaction Terms

1 Linx share

=

1 TOTVS share

+

R$6.20

Sources: Companies and Capital IQ
Notes:
1. Considers the average multiple for the following companies: Amazon, B2W, Magazine Luiza and MercadoLibre
2. Considers the average multiple for the following companies: Constellation Software, Linx, Microsoft, salesforce, SAP and Workday
3. Considers the average multiple for the following companies: PagSeguro, Square and StoneCo

KEY TAKEAWAYS

1. **HIGHLY COMPLEMENTARY BUSINESSES, CREATING A LEADING SaaS PLAYER IN LATIN AMERICA**
   - New company combines TOTVS' capabilities in manufacturing, logistics, distribution, services and agribusiness with Linx's focus on retail

2. **CREATION OF A COMPLETE ECOSYSTEM WITH 3 DIMENSIONS: CORE, TECHFIN AND BUSINESS PERFORMANCE**
   - Comprehensive suite of solutions, increasing our touchpoints with clients and the company's addressable market
   - Complete techfin offering: payments solutions from Linx + credit solutions from TOTVS
   - Business performance solutions from Linx will benefit from TOTVS' scale and distribution, creating significant opportunities in AI, data analytics and digital products

3. **SIGNIFICANT SYNERGIES FROM ADDITIONAL EFFICIENCY, INVESTMENTS IN R&D, CROSS-SELL AND UPSELL OPPORTUNITIES**

4. **STATED STRATEGIES FROM BOTH COMPANIES HIGHLY ALIGNED, REDUCING SIGNIFICANTLY THE INTEGRATION RISKS**
   - Experienced management team in the SaaS business with deep knowledge of both companies

5. **TRANSACTION STRUCTURE WILL ALLOW SHAREHOLDERS FROM BOTH COMPANIES TO BENEFIT FROM THE EXPECTED VALUE CREATION RESULTING FROM THE COMBINATION**

6. **TOP-NOTCH CORPORATE GOVERNANCE**
   - True Corporation (85%+ free float)
   - Independent Board of Directors with 6 out 7 independent members
   - Successfully implemented succession plan

No Offer or Solicitation

This presentation is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to subscribe for or buy shares, nor is it a substitute for any offer materials that TOTVS will, if required, file with the U.S. Securities and Exchange Commission ("SEC"). No offer of securities will be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to an exemption therefrom.

Additional Information and Where to Find It

In connection with the proposed Transaction, TOTVS will file with the SEC all relevant materials as required under applicable laws and regulations. INVESTORS ARE URGED TO READ THOSE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOTVS, LINX AND THE PROPOSED TRANSACTION AND RELATED MATTERS. All materials filed with the SEC in connection with the proposed transaction will be available when filed, free of charge, on the U.S. SEC's website at www.sec.gov and on TOTVS's investor relations website at http://ri.totvs.com/.

Forward-Looking Statements

This presentation may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company or the transaction, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.